UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Planet Fitness, Inc.

(Name of Issuer)

Class A common stock, par value $0.0001 per share

(Title of Class of Securities)

72703H101

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 72703H101	13G	Page 2 of 13 Pages

1.	NAME OF REPORTING PERSON TSG6 Management L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 64,990,396 (a)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 64,990,396 (a)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 64,990,396 (a)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 80.7%(b)
12.	TYPE OF REPORTING PERSON OO

(a)	Includes 43,917,411 Common Units of Pla-Fit Holdings, LLC (“Holding Units”) and shares of Class B common stock of Planet Fitness, Inc. (the “Company”) that are immediately convertible on a one-to-one basis for shares of Class A common stock of the Company.
(b)	The calculation assumes that there is a total of 80,515,396 shares of Class A common stock of the Company outstanding, which is the sum of (i) 36,597,985 shares of Class A common stock outstanding as of as of November 6, 2015, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “Commission”) on November 13, 2015, and (ii) 43,917,411 shares of Class A common stock that are issuable in exchange for the 43,917,411 Holding Units and corresponding shares of Class B common stock beneficially owned by TSG6 Management L.L.C.

CUSIP No. 72703H101	13G	Page 3 of 13 Pages

1.	NAME OF REPORTING PERSON TSG6 AIV II-A, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 9,985,179
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 9,985,179
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,985,179
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 27.3%
12.	TYPE OF REPORTING PERSON PN

CUSIP No. 72703H101	13G	Page 4 of 13 Pages

1.	NAME OF REPORTING PERSON TSG6 PF Co-Investors A, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 11,087,806
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 11,087,806
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,087,806
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 30.3%
12.	TYPE OF REPORTING PERSON PN

CUSIP No. 72703H101	13G	Page 5 of 13 Pages

1.	NAME OF REPORTING PERSON TSG6 AIV II L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 43,917,411(a)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 43,917,411(a)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,917,441(a)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 54.5%(b)
12.	TYPE OF REPORTING PERSON PN

(a)	Represents Holding Units and an equal number of shares of Class B common stock of the Company. Pursuant to the terms of the Exchange Agreement dated as of August 5, 2015, by and among the Company, Pla-Fit Holdings, LLC and the holders from time to time of Holding Units and shares of Class B common stock, each Holding Unit of Pla-Fit Holdings, LLC is convertible (along with an equal number of its shares of Class B common stock) for shares of Class A common stock of the Company on a one-to-one basis and has no expiration date.
(b)	The calculation assumes that there is a total of 80,515,396 shares of Class A common stock of the Company outstanding, which is the sum of (i) 36,597,985 shares of Class A common stock outstanding as of as of November 6, 2015, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Commission on November 13, 2015, and (ii) 43,917,411 shares of Class A common stock that are issuable in exchange for the 43,917,411 Holding Units and corresponding shares of Class B common stock beneficially owned by TSG6 AIV II L.P.

CUSIP No. 72703H101	13G	Page 6 of 13 Pages

1.	NAME OF REPORTING PERSON TSG PF Investment LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 37,858,904 (a)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 37,858,904 (a)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,858,904 (a)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 50.8%(b)
12.	TYPE OF REPORTING PERSON OO

(a)	Represents Holding Units and an equal number of shares of Class B common stock of the Company. Pursuant to the terms of the Exchange Agreement dated as of August 5, 2015, by and among the Company, Pla-Fit Holdings, LLC and the holders from time to time of Holding Units and shares of Class B common stock, each Holding Unit of Pla-Fit Holdings, LLC is convertible (along with an equal number of its shares of Class B common stock) for shares of Class A common stock of the Company on a one-to-one basis and has no expiration date.
(b)	The calculation assumes that there is a total of 74,456,889 shares of Class A common stock of the Company outstanding, which is the sum of (i) 36,597,985 shares of Class A common stock outstanding as of as of November 6, 2015, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Commission on November 13, 2015, and (ii) 37,858,904 shares of Class A common stock that are issuable in exchange for the 37,858,904 Holding Units and corresponding shares of Class B common stock held by TSG PF Investment LLC.

CUSIP No. 72703H101	13G	Page 7 of 13 Pages

1.	NAME OF REPORTING PERSON TSG PF Investment II LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 6,058,507 (a)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 6,058,507 (a)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,058,507 (a)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.2%(b)
12.	TYPE OF REPORTING PERSON OO

(a)	Represents Holding Units and an equal number of shares of Class B common stock of the Company. Pursuant to the terms of the Exchange Agreement dated as of August 5, 2015, by and among the Company, Pla-Fit Holdings, LLC and the holders from time to time of Holding Units and shares of Class B common stock, each Holding Unit of Pla-Fit Holdings, LLC is convertible (along with an equal number of its shares of Class B common stock) for shares of Class A common stock of the Company on a one-to-one basis and has no expiration date..
(b)	The calculation assumes that there is a total of 42,656,492 shares of Class A common stock of the Company outstanding, which is the sum of (i) 36,597,985 shares of Class A common stock outstanding as of as of November 6, 2015, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Commission on November 13, 2015, and (ii) 6,058,507 shares of Class A common stock that are issuable in exchange for the 6,058,507 Holding Units and corresponding shares of Class B common stock held by TSG PF Investment II LLC.

Item 1(a).	Name of Issuer

The name of the issuer to which this filing on Schedule 13G relates is Planet Fitness, Inc. (the “Company”).

Item 1(b).	Address of Issuer’s Principal Executive Offices

The principal executive offices of the Company are located at 26 Fox Run Road, Newington, New Hampshire 03801.

Item 2(a).	Name of Person Filing

This statement is being filed on behalf of the following (collectively, the “Reporting Persons”): (1) TSG6 Management L.L.C. (“TSG6 Management”), a Delaware limited liability company; (2) TSG6 AIV II-A L.P. (“AIV II-A”), a Delaware limited partnership; (3) TSG6 PF Co-Investors A L.P. (“Co-Investors A”), a Delaware limited partnership; (4) TSG6 AIV II L.P. (“AIV II”), a Delaware limited partnership; (5) TSG PF Investment LLC (“Investment”), a Delaware limited liability company; and (6) TSG PF Investment II LLC (“Investment II”), a Delaware limited liability company.

TSG6 Management is the general partner of each of AIV II-A, Co-Investors A and AIV II, which is the managing member of Investment and Investment II.

The Reporting Persons have entered into a Joint Filing Agreement, dated February 16, 2016, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934.

Item 2(b).	Address of Principal Business Office or, if none, Residence

The principal business address of each of the Reporting Persons is 600 Montgomery Street, Suite 2900, San Francisco, California 94111.

Item 2(c).	Citizenship

Each of TSG6 Management, AIV II-A, Co-Investors A, AIV II, Investment and Investment II is organized under the laws of the State of Delaware.

Item 2(d).	Title of Class of Securities

The class of equity securities of the Company to which this filing on Schedule 13G relates is Class A common stock, par value $0.0001 per share (“Common Stock”).

Item 2(e).	CUSIP Number

The CUSIP number of the Company’s Common Stock is 72703H101.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 73c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d 1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

	☐	If this statement is filed pursuant to §240.13d-1(c), check this box.

Item 4.	Ownership

Item 4(a).	Amount beneficially owned

This Schedule 13G is being filed on behalf of the Reporting Persons. As of the close of business on December 31, 2015, the following shares were held by the Reporting Persons:

AIV II-A held 9,985,179 shares of Class A common stock of the Company, representing approximately 27.3% of the Company’s outstanding shares of Class A common stock.

Co-Investors A held 11,087,806 shares of Class A common stock of the Company, representing approximately 30.3% of the Company’s outstanding shares of Class A common stock.

Investment held 37,858,904 Holding Units of Pla-Fit Holdings, LLC and 37,858,904 shares of Class B common stock of the Company, representing approximately 50.8% of the Company’s outstanding shares of Class A common stock, and shares of Class A common stock issuable in exchange for the Holding Units and shares of Class B common stock directly held by Investment.

Investment II held 6,058,507 Holding Units of Pla-Fit Holdings, LLC and 6,058,507 shares of Class B common stock of the Company, representing 14.2% of the Company’s outstanding shares of Class A common stock, and shares of Class A common stock issuable in exchange for the Holding Units and shares of Class B common stock directly held by Investment II.

Pursuant to the terms of the Exchange Agreement dated as of August 5, 2015, by and among the Company, Pla-Fit Holdings, LLC and the holders from time to time of Holding Units and shares of Class B common stock (the “Exchange Agreement”), each Holding Unit of Pla-Fit Holdings, LLC is convertible (along with an equal number of its shares of Class B common stock) for shares of Class A common stock of the Company on a one-to-one basis and has no expiration date.

As a result of the foregoing and the relationships described in Item 2(a), the Reporting Persons may be deemed to beneficially own in the aggregate 64,990,396 shares of Class A common stock of the Company, which represents the number of shares of Class A common stock that would be received in the aggregate by the Reporting Persons upon exchange of all of the Holding Units and shares of Class B common stock directly held by the Reporting Persons. The 64,990,396 shares of Class A common stock represents 80.7% of the total number of outstanding shares of Class A common stock of the Company (based on a total of 80,515,396 shares of Class A common stock of the Company outstanding, which is the sum of (i) 36,597,985 shares of Class A common stock outstanding as of November 6, 2015, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Commission on November 13, 2015, and (ii) 43,917,411 shares of Class A common stock that are issuable in exchange for the 43,917,411 Holding Units and corresponding shares of Class B common stock held by the Reporting Persons).

No person other than the respective owners referred to herein of shares of Class A common stock, Holding Units and Class B common stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such shares of Common Stock of the Company.

Item 4(b).	Percent of Class

See Item 4(a) hereof.

Item 4(c).	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

(ii)	shared power to vote or to direct the vote:

TSG6 Management	21,072,985 shares of Class A common stock and 43,917,411 Holding Units and shares of Class B common stock
AIV II-A	9,985,179 shares of Class A common stock
Co-Investors A	11,087,806 shares of Class A common stock
AIV II	43,917,411 Holding Units and shares of Class B common stock
Investment	37,858,904 Holding Units and shares of Class B common stock
Investment II	6,058,507 Holding Units and shares of Class B common stock

(iii)	sole power to dispose or to direct the disposition of:

(iv)	shared power to dispose or to direct the disposition of:

TSG6 Management	21,072,985 shares of Class A common stock and 43,917,411 Holding Units and shares Class B common stock
AIV II-A	9,985,179 shares of Class A common stock
Co-Investors A	11,087,806 shares of Class A common stock
AIV II	43,917,411 Holding Units and shares of Class B common stock
Investment	37,858,904 Holding Units and shares of Class B common stock
Investment II	6,058,507 Holding Units and shares of Class B common stock

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: February 16, 2016

TSG6 Management L.L.C.
By:	/s/ R. Wallace Wertsch
Name: R. Wallace Wertsch
Title:	Chief Financial Officer

TSG6 AIV II-A, L.P.
By: TSG6 Management L.L.C., its general partner
By:	/s/ R. Wallace Wertsch
Name: R. Wallace Wertsch
Title: Chief Financial Officer

TSG6 PF Co-Investors A, L.P.
By: TSG6 Management L.L.C., its general partner
By:	/s/ R. Wallace Wertsch
Name: R. Wallace Wertsch
Title: Chief Financial Officer

TSG6 AIV II L.P.
By: TSG6 Management L.L.C., its general partner
By:	/s/ R. Wallace Wertsch
Name: R. Wallace Wertsch
Title: Chief Financial Officer

TSG PF Investment LLC
By: TSG6 AIV II L.P., its general manager
By: TSG6 Management L.L.C., its general partner
By:	/s/ R. Wallace Wertsch
Name: R. Wallace Wertsch
Title: Chief Financial Officer

TSG PF Investment II LLC
By: TSG6 AIV II L.P., its general manager
By: TSG6 Management L.L.C., its general partner
By:	/s/ R. Wallace Wertsch
Name: R. Wallace Wertsch
Title: Chief Financial Officer

Exhibit A

Agreement Regarding the Joint Filing of Schedule 13G

The undersigned hereby agree as follows:

(i) Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

(ii) Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated: February 16, 2016

TSG6 Management L.L.C.
By:	/s/ R. Wallace Wertsch
Name: R. Wallace Wertsch
Title: Chief Financial Officer

TSG6 AIV II-A, L.P.
By: TSG6 Management L.L.C., its general partner
By:	/s/ R. Wallace Wertsch
Name: R. Wallace Wertsch
Title: Chief Financial Officer

TSG6 PF Co-Investors A, L.P.
By: TSG6 Management L.L.C., its general partner
By:	/s/ R. Wallace Wertsch
Name: R. Wallace Wertsch
Title: Chief Financial Officer

TSG6 AIV II L.P.
By: TSG6 Management L.L.C., its general partner
By:	/s/ R. Wallace Wertsch
Name: R. Wallace Wertsch
Title: Chief Financial Officer

TSG PF Investment LLC
By: TSG6 AIV II L.P., its general manager
By: TSG6 Management L.L.C., its general partner
By:	/s/ R. Wallace Wertsch
Name: R. Wallace Wertsch
Title: Chief Financial Officer

TSG PF Investment II LLC
By: TSG6 AIV II L.P., its general manager
By: TSG6 Management L.L.C., its general partner
By:	/s/ R. Wallace Wertsch
Name: R. Wallace Wertsch
Title: Chief Financial Officer